UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 19)

F-STAR THERAPEUTICS, INC.

(Name of Subject Company)

F-STAR THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30315R107

(CUSIP Number of Class of Securities)

Eliot Forster, Ph.D.

Chief Executive Officer

Eddeva B920

Babraham Research Campus

Cambridge, CB22 3AT, United Kingdom

+44-1223-497400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

William C. Hicks, Esq.

Matthew J. Gardella, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 19 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by F-star Therapeutics, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on July 7, 2022 relating to the offer by invoX Pharma Limited, a private limited Company organized under the laws of England and Wales (“Parent”), Fennec Acquisition Incorporated, a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Parent, and Sino Biopharmaceutical Limited, a company organized under the laws of the Cayman Islands (“Guarantor”) to acquire any and all of the issued and outstanding shares of Common Stock (the “Company Shares”), at a purchase price of $7.12 per Company Share (the “Offer Price”), net to the seller thereof in cash, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

A new subsection to Item 8 entitled “—Expiration of the Offer; Completion of the Merger” after the end of the subsection entitled “—Extension of Offer Expiration Date”:

Expiration of the Offer; Completion of the Merger

As of 5:00 p.m. Eastern Time on March 8, 2023, the Offer expired as scheduled and was not extended. Purchaser was advised by Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), that, as of the time of the expiration of the Offer, a total of 16,308,869 Company Shares (not including any Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the Depositary pursuant to such procedures) were validly tendered pursuant to the Offer and not validly withdrawn, representing approximately 74.1% of the Company Shares outstanding as of the time of the expiration of the Offer. In addition, the Depositary advised that notices of guaranteed delivery had been delivered with respect to 3,866,017 additional Company Shares, representing approximately 17.6% of the outstanding Company Shares as of the time of the expiration of the Offer.

The number of Company Shares tendered pursuant to the Offer satisfied the minimum tender condition set forth in the Merger Agreement. All conditions to the Offer having been satisfied, Purchaser irrevocably accepted for payment and will promptly pay for all Company Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the time of the expiration of the Offer in accordance with the terms of the Offer.

Following the consummation of the Offer, Parent, Purchaser and Guarantor completed the acquisition of the Company on March 8, 2023 through the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, each Company Share then outstanding (except for Company Shares held by the Company, Parent or Purchaser or by any other direct or indirect wholly owned subsidiary of Parent, which Company Shares were cancelled and retired and cease to exist, with no consideration delivered in exchange therefor) was cancelled and (other than Company Shares that were held by any stockholders who properly demanded appraisal in connection with the Merger as described in Item 8 under the heading “Appraisal Rights”) was converted into the right to receive the Offer Price, in cash, without interest and subject to any applicable withholding of taxes.

Following the consummation of the Merger, the Company Shares will be delisted and will cease to trade on Nasdaq.

On March 9, 2023, the Company, Parent and Guarantor issued a press release announcing the expiration and results of the Offer. The full text of the press release is filed as Exhibit (a)(5)(N) hereto and is incorporated herein by reference.

Item 9. Exhibits.

Exhibit No.	Description
(a)(5)(N)	Press release dated March 9, 2023

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

F-star Therapeutics, Inc.

By:	/s/ Darlene Deptula-Hicks
Name: Darlene Deptula-Hicks
Title: Chief Financial Officer

Dated: March 9, 2023

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